Filed Pursuant to Rule 424(b)(1)
Registration No. 333-117627

PROSPECTUS

850,000 Shares

Pinnacle Financial Partners, Inc.

Common Stock

     Pinnacle Financial Partners is offering 850,000 shares of its common stock. The shares are quoted on the Nasdaq Stock Market’s National Market System under the symbol “PNFP.” On August 19, 2004, the last reported sale price of the shares as reported on the Nasdaq Stock Market’s National Market System was $21.41 per share.

      You should consider the risks which have been described in “Risk Factors” beginning on page 7 before buying shares of our common stock.

	Per Share	Total

Public offering price	$20.00	$17,000,000
Underwriting discount	$1.20	$1,020,000
Proceeds, before expenses, to us	$18.80	$15,980,000

     The underwriters may purchase up to an additional 127,500 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      The securities are not savings accounts, deposits or obligations of any bank, and are not insured by the FDIC or any other governmental agency.

     The underwriters expect to deliver the shares to purchasers against payment on or about August 25, 2004.

RAYMOND JAMES

The date of this prospectus is August 19, 2004.

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. Because it is a summary, it may not contain all of the information that is important to you or that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risk factors appearing elsewhere in this prospectus and review the documents incorporated by reference, including our financial statements and related notes, to understand this offering fully. All share and per share data set forth in this prospectus has been adjusted to reflect our two-for-one common stock split paid on May 10, 2004.

      Unless the context indicates otherwise, all references in this prospectus to “we”, “us” and “our” refer to Pinnacle Financial Partners, Inc. and its subsidiaries on a consolidated basis.

Pinnacle Financial and Pinnacle National

      Pinnacle Financial Partners, Inc., headquartered in Nashville, Tennessee, is the holding company for Pinnacle National Bank. Pinnacle National operates as a community bank emphasizing personalized banking relationships with small to medium-sized businesses and affluent households located within the Nashville Metropolitan Statistical Area, or Nashville MSA.

      At June 30, 2004, we had total assets of $586.3 million, net loans of $350.8 million, deposits of $467.3 million and shareholders’ equity of $35.1 million. For the six months ended June 30, 2004, our total revenues, the sum of net interest income and noninterest income, were $11.1 million, our net income was $2.2 million, and our diluted earnings per share were $0.27.

      History. In February 2000, our founders identified an opportunity for a locally-owned financial institution to serve the Nashville area with a high level of service and financial advice that they believed would be unique in the market. At that time, we believed this opportunity was primarily created by the consolidation of dominant, locally-owned financial institutions into larger regional and super-regional banks, in particular, the acquisition of First American Corporation, a $20 billion holding company headquartered in Nashville, by AmSouth Bancorporation in 1999. Our founding management team — M. Terry Turner, president and chief executive officer; Robert A. McCabe, Jr., chairman; and Hugh M. Queener, chief administrative officer — were senior members of First American’s management team. Drawing on their experience in the Nashville banking and business community, our founding management team put together a well-respected and diversified board of directors and have successfully recruited, and are continuing to recruit, a significant number of experienced banking and investment professionals to take advantage of the opportunity that the Nashville market affords. For a more detailed description of our management team and board of directors, please see “Management” beginning on page 14.

      Market Area. Nashville is a large, fast-growing metropolitan market. It is the capital of Tennessee and, according to the U.S. Census Bureau, was one of the fastest growing metropolitan statistical areas in the United States during the 1990’s, ranking 18th among the 100 largest in terms of population growth. We believe the impressive growth of the Nashville area is a primary factor in the expansion of the deposit base for the Nashville MSA. According to the Federal Deposit Insurance Corporation, bank and thrift deposits in the Nashville MSA grew from approximately $13.0 billion in June 1995 to more than $20.2 billion in June 2003, representing a 55.4% increase.

      In addition to these growth dynamics, we believe three major trends in the Nashville MSA further strengthen our strategic market position as a locally-managed community bank:

•	Customers generally perceive that service levels at banks are declining. We believe this is largely attributable to integration issues resulting from continued consolidation in the bank and brokerage industries. Additionally, small business owners want both a reliable point of contact that is knowledgeable about their business and the financial products and services that are important to the success of their business.

•	Client usage of more sophisticated financial products continues to grow, causing traditional banks to lose market share to other types of financial services companies, such as mutual fund companies and securities brokerage firms.

•	There is significant growth in the demand for convenient access to financial services, particularly through ATMs, telephone banking and Internet banking.

      Market Philosophy and Business Strategies. We believe that our primary market segments, which are small to medium-sized businesses with annual sales from $1 million to $25 million and affluent households with investable assets over $250,000, are more likely to be attracted to our increased focus on customer service and our comprehensive financial product offerings. To attract business from these market segments, we seek to hire only seasoned professionals, from both the banking and brokerage industries, and to strategically design our banking, investment and insurance products to meet the expected needs of our targeted market segments. Accordingly, our marketing philosophy is centered on delivering exceptional service and effective financial advice through highly-trained personnel who understand and care about the comprehensive financial needs and objectives of our clients.

      To carry out our marketing philosophy, our specific business strategies have been and will continue to be:

•	hiring and retaining highly experienced and qualified banking and financial professionals with successful track records and established books of business within our target markets;

•	providing individualized attention backed by consistent, local decision-making authority;

•	leveraging our directors’ and officers’ diverse personal and business contacts, community involvement and professional expertise;

•	establishing a distribution strategy designed to prudently expand our physical and virtual market presence, thereby providing convenient banking access for our clients 24 hours a day; and

•	using advanced technology and strategic alliances, including those established through Pinnacle National’s brokerage division, Pinnacle Asset Management, to provide a broad array of sophisticated and convenient banking, investment and insurance products and services.

      We believe that our business strategies allow us to effectively distinguish ourselves from other financial institutions operating within the Nashville MSA and to successfully attract and retain business relationships with small to medium-sized businesses and affluent households.

      Growth Strategies. To date, we have experienced rapid growth compared to the banking industry in general and even relative to the typical de novo bank. Based on FDIC information as of December 31, 2003, Pinnacle National was the fastest growing of the 178 commercial banks chartered in the United States during 2000, in terms of total assets. As of June 30, 2004, we had grown the assets of Pinnacle National to $586.3 million. In addition to the rapid growth in bank assets, as of June 30, 2004, Pinnacle Asset Management’s licensed financial advisors were responsible for accumulating approximately $344 million in brokerage assets.

      We believe our growth is a result of the successful execution of our business strategies. Our goal is to continue this rapid growth trend. To accomplish this objective, we plan to continue focusing on the following growth strategies:

•	Capturing Market Share from Large, Non-Local Competitors. According to FDIC deposit information, the collective market share of deposits in the Nashville MSA of AmSouth (subsequent to its acquisition of First American), Bank of America Corporation and SunTrust Banks, Inc. declined from 59.6% to 52.0% from June 30, 1999 to June 30, 2003. With large, non-local financial institutions holding approximately 76% of the deposit base in the Nashville MSA and approximately 90% in Davidson County as of June 30, 2003, we anticipate that we can continue to attract customers who prefer local decision-making and interaction with financial professionals who can provide personalized and knowledgeable service.

•	Targeting Attractive Trade Areas in Our Market for Internal Expansion. Currently we have five branch offices in large, vibrant trade areas within the Nashville MSA. We plan to open two additional locations in 2004 in the West End Avenue area of Davidson County and in Franklin in Williamson County, and thereafter selectively expand into other trade areas. According to FDIC data for June 30, 2003, the total deposits in areas surrounding our current locations, together with our soon-to-be completed West End Avenue location, represent approximately 67% of the total deposits in the entire Nashville MSA. Based on the profiles of our primary market segments, we have targeted and plan to continue to target those trade areas with attractive population densities and population growth characteristics.

•	Providing Innovative and Convenient Services. We plan to continue to provide our customers with innovative and convenient banking and investment services that we believe are necessary to retain and enhance existing relationships, as well as to attract new business relationships. In particular, we will continue to employ a customer-oriented service approach, enhanced by user-friendly technologies, to enable us to differentiate ourselves from other banking and investment institutions. For example, we have established a comprehensive on-line banking and brokerage system for commercial cash management clients and affluent households, allowing them to pay bills, originate wire transfers, obtain account information, including front and back images of checks, and perform on-line stock trades. Additionally, for our commercial clients, we also provide a deposit courier service making it convenient for businesses to establish banking relationships with Pinnacle National.

•	Evaluating Merger and Acquisition Opportunities. Our long-term strategy may also include strategic mergers with or acquisitions of financial institutions in the Nashville MSA or other attractive market areas. We will prudently evaluate these opportunities as they arise.

The Offering

Common stock offered by Pinnacle Financial Partners	850,000 shares

Common stock outstanding after this offering	8,254,586 shares

Net proceeds	We anticipate that our net proceeds from this offering, without the exercise of the over-allotment option, will be approximately $15,775,167.

Use of proceeds	We intend to contribute a substantial portion of the net proceeds to Pinnacle National for use as working capital to fund future internal growth with the remaining proceeds being available for other general corporate purposes of Pinnacle Financial Partners.

Risk factors	See “Risk Factors” beginning on page 7 and the other information included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	PNFP

      The number of shares outstanding after the offering is based upon our shares outstanding as of June 30, 2004 and excludes a total of 1,039,000 shares issuable under outstanding options granted under our stock option plans at that date and 406,000 shares issuable under warrants which we issued to our organizers. Of these options and warrants, 803,376 are exercisable as of June 30, 2004, at a weighted average exercise price of $6.55 for the options and $5.00 for the warrants. The number of shares to be outstanding after the offering assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 127,500 shares.

Location of Executive Offices

      The address of our executive offices is The Commerce Center, 211 Commerce Street, Nashville, Tennessee 37201 and our telephone number is (615) 744-3700.

Summary Consolidated Financial Data

      The following table sets forth summary historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-KSB and incorporated by reference into this prospectus. Except for the data under “Performance Ratios and Other Data” and “Asset Quality Ratios,” the summary historical consolidated financial data as of December 31, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2003, 2002 and 2001 and the period from February 28, 2000, (inception) to December 31, 2000 is derived from our audited consolidated financial statements and related notes, which were audited by KPMG LLP. The summary historical consolidated financial data as of and for the six months ended June 30, 2004 and June 30, 2003, is derived from unaudited consolidated financial statements for those periods. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the six months ended June 30, 2004, do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2004.

	Six Months Ended

	June 30,	June 30,
	2004	2003	2003	2002	2001	2000

	(Unaudited)

	(In thousands, except per share data, ratios and percentages)
Statement of Financial Condition Data:
Total assets	$586,313	$403,229	$498,421	$305,279	$175,439	$39,042
Loans, net	350,801	252,260	293,286	207,066	134,440	12,047
Allowance for loan losses	(4,466)	(3,189)	(3,719)	(2,677)	(1,832)	(162)
Securities available-for-sale	137,892	99,968	139,944	73,980	19,886	7,116
Deposits and securities sold under agreements to repurchase	491,094	326,892	405,619	249,067	147,917	22,945
Federal Home Loan Bank advances	47,500	41,500	44,500	21,500	8,500	—
Subordinated debt	10,310	—	10,310	—	—	—
Stockholders’ equity	35,125	33,627	34,336	32,404	18,291	15,771
Income Statement Data:
Interest income	$11,892	$8,315	$18,262	$12,561	$6,069	$506
Interest expense	3,204	2,694	5,363	4,362	2,579	125

Net interest income	8,688	5,621	12,899	8,199	3,490	381
Provision for loan losses	802	635	1,157	938	1,670	162

Net interest income after provision for loan losses	7,886	4,986	11,742	7,261	1,820	219
Noninterest income	2,408	1,339	3,287	1,732	1,341	115
Noninterest expense	7,027	4,917	11,049	7,989	6,363	2,589

Income (loss) before income taxes	3,267	1,408	3,980	1,004	(3,202)	(2,255)
Income (benefit) tax expense	1,028	498	1,426	356	(2,065)	—

Net income (loss)	$2,239	$910	$2,555	$648	$(1,137)	$(2,255)

Per Share Data:
Earnings (loss) per share — basic	$0.30	$0.12	$0.35	$0.11	$(0.29)	$(1.40)
Weighted average shares outstanding — basic	7,391,013	7,384,106	7,384,106	6,108,942	3,963,196	1,617,616
Earnings (loss) per share — diluted	$0.27	$0.12	$0.33	$0.11	$(0.29)	$(1.40)
Weighted average shares outstanding — diluted	8,246,422	7,722,274	7,876,006	6,236,844	3,963,196	1,617,616
Book value per share	$4.74	$4.55	$4.65	$4.39	$3.96	$4.13
Common shares outstanding at end of period	7,404,586	7,384,106	7,384,106	7,384,106	4,624,106	3,820,000

	Six Months Ended

	June 30,	June 30,
	2004	2003	2003	2002	2001	2000

	(Unaudited)

	(In thousands, except per share data, ratios and percentages)
Performance Ratios and Other Data(1):
Return on average assets(2)	0.84%	0.53%	0.66%	0.29%	(1.19)%	(4.70)%
Return on average stockholders’ equity(2)	12.57%	5.55%	7.70%	2.45%	(7.8)%	(7.7)%
Net interest margin(3)	3.51%	3.43%	3.53%	3.81%	3.95%	5.71%
Net interest spread(4)	3.26%	3.12%	3.23%	3.42%	3.29%	2.33%
Noninterest income to average assets(2)	0.91%	0.77%	0.85%	0.76%	1.41%	0.42%
Noninterest expense to average assets(2)	2.64%	2.84%	2.85%	3.50%	6.70%	9.48%
Efficiency ratio(5)	63.3%	70.6%	68.3%	80.4%	131.7%	521.9%
Average loan to average deposit ratio	77.4%	88.9%	85.5%	98.5%	94.9%	98.6%
Average interest-earning assets to average interest-bearing liabilities	118.2%	119.1%	118.9%	119.6%	122.7%	248.0%
Asset Quality Ratios:
Allowance for loan losses to nonperforming assets	333.5%	291.2%	981.3%	143.4%	732.8%	N/A
Allowance for loan losses to total loans	1.26%	1.25%	1.25%	1.29%	1.36%	1.31%
Nonperforming assets to total assets	0.23%	0.27%	0.08%	0.60%	0.14%	0.00%
Nonaccrual loans to total loans	0.38%	0.43%	0.13%	0.89%	0.19%	0.00%
Net loan charge-offs to average loans(2)	0.03%	0.12%	0.05%	0.05%	0.00%	0.00%
Net charge-offs as a percentage of:
Provision for loan losses	6.9%	19.4%	9.94%	9.91%	0.00%	0.00%
Allowance for loan losses(2)	2.46%	3.86%	3.09%	3.47%	0.00%	0.00%
Capital Ratios:
Leverage(6)	8.4%	8.9%	9.7%	11.1%	11.6%	82.5%
Tier 1 risk-based capital	10.2%	10.6%	11.8%	12.7%	10.1%	58.8%
Total risk-based capital	11.2%	11.7%	12.8%	13.8%	11.2%	59.4%

(1)	Performance ratios and other data for the period ended December 31, 2000, are for the period from October 27, 2000, (commencement of banking operations) through December 31, 2000.

(2)	Ratios and data for the six months ended June 30, 2004, and June 30, 2003, are annualized.

(3)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.

(4)	Net interest spread is the result of the difference between the interest yield earned on interest earning assets less the interest paid on interest bearing liabilities.

(5)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

(6)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

RISK FACTORS

      Investing in our common stock involves various risks which are particular to our company, our industry and our market area. Several risk factors regarding investing in our common stock are discussed below. This listing should not be considered as all-inclusive. If any of the following risks were to occur, we may not be able to conduct our business as currently planned and our financial condition or operating results could be negatively impacted, all of which might cause the trading price of our common stock to decline.

We have a concentration of credit exposure to borrowers in the trucking industry and to operators of nonresidential buildings and to small to medium-sized businesses.

      At June 30, 2004, we had total credit exposure to borrowers in the trucking industry and to borrowers that operate nonresidential buildings equal to $39.3 million and $23.5 million, respectively. As a percentage of our total loans outstanding as of June 30, 2004, these amounts were 11.1% and 6.7%, respectively. If either of these industries experience an economic slowdown and, as a result, the borrowers in these industries are unable to perform their obligations under their existing loan agreements, our earnings could be negatively impacted, causing the value of our common stock to decline.

      Additionally, a substantial focus of our marketing and business strategy is to serve small to medium-sized businesses in the metropolitan Nashville area. As a result, a relatively high percentage of our loan portfolio consists of commercial loans to small to medium-sized business. At June 30, 2004, our commercial loans accounted for 70.3% of our total loans. During periods of economic weakness, small to medium-sized businesses may be impacted more severely than larger businesses. Consequently, the ability of such businesses to repay their loans may deteriorate, which would adversely impact our results of operations and financial condition.

We are geographically concentrated in the Nashville, Tennessee MSA, and changes in local economic conditions impact our profitability.

      We operate primarily in the Nashville, Tennessee MSA, and substantially all of our loan customers and most of our deposit and other customers live or have operations in the Nashville MSA. Accordingly, our success significantly depends upon the growth in population, income levels, deposits and housing starts in the Nashville MSA, along with the continued attraction of business ventures to the area. Our profitability is impacted by the changes in general economic conditions in this market. Additionally, unfavorable local or national economic conditions could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations.

      We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Our continued growth may require the need for additional capital and further regulatory approvals which, if not obtained, could adversely impact our profitability and implementation of our current business plan.

      To continue to grow, we will need to provide sufficient capital to Pinnacle National through earnings generation, additional equity offerings or borrowed funds or any combination of these sources of funds. Should we incur indebtedness, we are required to obtain certain regulatory approvals beforehand. Should our growth exceed our expectations, as has been the case to-date, we may need to raise additional capital over our projected capital needs. However, our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand and grow our operations could be materially impaired. Additionally, our current plan involves increasing our branch network, which will require capital expenditures. Our expansion efforts may also require certain regulatory approvals. Should we not be able to obtain such approvals or otherwise not be able to grow our asset base, our ability to attain our long-term profitability goals will be more difficult.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

      If loan customers with significant loan balances fail to repay their loans according to the terms of these loans, our earnings would suffer. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of any collateral securing the repayment of our loans. We maintain an allowance for loan losses in an attempt to cover the inherent risks associated with lending. In determining the size of this allowance, we rely on an analysis of our loan portfolio based on volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies, nonaccruals and charge-offs, national and local economic conditions, other factors and other pertinent information. If our assumptions are inaccurate, our current allowance may not be sufficient to cover potential loan losses, and additional provisions may be necessary which would decrease our earnings.

      In addition, federal and state regulators periodically review our loan portfolio and may require us to increase our provision for loan losses or recognize loan charge-offs. Their conclusions about the quality of our loan portfolio may be different than ours. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Fluctuations in interest rates could reduce our profitability.

      Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. Interest rate fluctuations are caused by many factors which, for the most part, are not under our direct control. For example, national monetary policy plays a significant role in the determination of interest rates. Additionally, competitor pricing and the resulting negotiations that occur with our customers also impact the rates we collect on loans and the rates we pay on deposits.

      As interest rates change, we expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” may work against us, and our earnings may be negatively affected.

      Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders.

      In order to maintain our capital at desired or regulatorily-required levels, we may be required to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of common stock. We may sell these shares at prices below the public offering price of the shares offered by this prospectus, and the sale of these shares may significantly dilute your ownership as a shareholder. We could also issue additional shares in connection with acquisitions of other financial institutions.

Even though our common stock is currently traded on the Nasdaq Stock Market’s National Market System, it has substantially less liquidity than the average stock quoted on a national securities exchange.

      The trading volume in our common stock on the Nasdaq National Market has been relatively low when compared with larger companies listed on the Nasdaq National Market or the stock exchanges. We cannot say with any certainty that a more active and liquid trading market for our common stock will develop. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

      We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

      The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business.

      We have assembled a senior management team which has a substantial background and experience in banking and financial services in the Nashville market. Loss of these key personnel could negatively impact our earnings because of their skills, customer relationships and/or the potential difficulty of promptly replacing them.

Competition with other banking institutions could adversely affect our profitability.

      A number of banking institutions in the Nashville market have higher lending limits, more banking offices, and a larger market share. In addition, our asset management division competes with numerous brokerage firms and mutual fund companies which are also much larger. In some respects, this may place these competitors in a competitive advantage, although many of our customers have selected us because of service quality concerns at the larger enterprises. This competition may limit or reduce our profitability, reduce our growth and adversely affect our results of operations and financial condition.

If a change in control or change in management is delayed or prevented, the market price of our common stock could be negatively affected.

      Provisions in our corporate documents, as well as certain federal and state regulations, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions contained in our charter also will make it more difficult for an outside shareholder to remove our current board of directors or management.

The amount of common stock owned by, and other compensation arrangements with, our officers and directors may make it more difficult to obtain shareholder approval of potential takeovers that they oppose.

      As of June 30, 2004, directors and executive officers beneficially owned approximately 18.9% of our common stock. Employment agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock, option and warrant ownership of our board and management, could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals of us that our directors and officers oppose.

Our business is dependent on technology, and an inability to invest in technological improvements may adversely affect our results of operations and financial condition.

      The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. We have made significant investments in data processing, management information systems and internet banking accessibility. Our future success will depend in part upon our ability to create additional efficiencies in our operations through the use of technology, particularly in light of our past and projected growth strategy. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We may be unable to satisfy regulatory requirements relating to our internal control over financial reporting.

      Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal control over financial reporting and have our auditor attest to such evaluation. Although we have prepared an internal plan of action for compliance, we have not completed the evaluation as of the date of this filing. Compliance with these requirements is expected to be expensive and time-consuming and may negatively impact our results of operations. Further, we may not meet the required deadlines. If we fail to timely complete this evaluation, or if our auditors cannot timely attest to our evaluation, we may be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting.

We are subject to various statutes and regulations that may limit our ability to take certain actions.

      We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

      The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “estimate,” “expect,” “intend,” “seek,” or similar expressions. These forward-looking statements may address, among other things, our business plans, objectives or goal for future operations, the anticipated effects of the offering of the securities hereunder, our forecasted revenues, earnings, assets or other measures of performance. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under “Risk Factors.” These factors include, but are not limited to:

•	concentration of credit exposure;

•	the strength of the Nashville MSA economy;

•	our potential growth and the need for sufficient capital to support that growth;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	changes in interest rates, yield curves and interest rate spread relationships;

•	changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers or issuers;

•	increased competition or market concentration; and

•	new state or federal legislation, regulations, or the initiation or outcome of litigation.

      If one or more of these risks or uncertainties materialize, or if any of our underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

USE OF PROCEEDS

      We estimate that our net proceeds from our sale of the shares of common stock we are offering will be approximately $15,775,167, or approximately $18,172,167 if the underwriters’ over-allotment option is exercised in full, in each case after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us assuming a public offering price of $20.00 per share.

      We will invest approximately $12,620,134 of the net proceeds in Pinnacle National, where these proceeds would be available for general corporate purposes, including Pinnacle National’s lending and investment activities associated with its anticipated growth. We will retain the remaining approximately $3,155,033 of the net proceeds for our general corporate purposes and working capital to position us for future growth opportunities. Pending these uses, the net proceeds will be invested by us in a variety of short-term assets, including federal funds, interest-bearing deposits in other banks and similar investments.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock has been traded on the Nasdaq Stock Market’s National Market System since August 14, 2002, under the symbol “PNFP.” From May 28, 2002, to August 13, 2002, our common stock was traded on the Nasdaq SmallCap Market and before that time it was traded on the Nasdaq over-the-counter bulletin board. The following table shows the high and low bid information for our common stock for the quarters since our common stock was originally listed on the Nasdaq over-the-counter bulletin board and thereafter on the Nasdaq SmallCap Market and the Nasdaq National Market System. Quotations for the period of time that the common stock was traded on the over-the-counter bulletin board reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions. The stock prices set forth below are adjusted to reflect our two-for-one common stock split paid on May 10, 2004. To date, we have not paid any dividends on our common stock.

	Bid Price Per Share

	High	Low

2002:
First quarter	$5.25	$4.38
Second quarter	5.95	4.85
Third quarter	6.50	5.45
Fourth quarter	6.65	5.51
2003:
First quarter	$7.07	$6.38
Second quarter	8.50	6.53
Third quarter	9.97	8.00
Fourth quarter	12.95	9.68
2004:
First quarter	$15.50	$11.65
Second quarter	18.67	13.50
Third quarter (through August 19, 2004)	23.70	17.70

      On August 19, 2004, the last reported sale price for our common stock on the Nasdaq National Market System was $21.41 per share. The market price for our stock is highly volatile and fluctuates in response to a wide variety of factors. At August 19, 2004, we had approximately 59 shareholders of record and an estimated 1,400 beneficial owners.

DIVIDEND POLICY

      Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have never declared or paid any dividends on our common stock. In order to pay any dividends, we will need to receive dividends from Pinnacle National or have other sources of funds. As a national bank, Pinnacle National can only pay dividends to us if it has retained earnings for the current fiscal year and the preceding two fiscal years, and if it has a positive retained earnings account. At June 30, 2004, Pinnacle National’s retained earnings were $2,240,225. In addition, its ability to pay dividends or otherwise transfer funds to us will be subject to various restrictions.

      Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization and certain capital ratios as of June 30, 2004. Our capitalization is presented on an actual basis and on an as adjusted basis to reflect the sale of 850,000 shares of our common stock in this offering and our receipt of $15,775,167 in estimated net proceeds from this offering, assuming a public offering price of $20.00 per share and after deducting the underwriting discount and estimated expenses of the offering.

	June 30, 2004

	Actual	As Adjusted

Stockholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized: no shares issued and outstanding	$—	$—
Common stock, par value $1.00; 20,000,000 shares authorized: 7,404,586 issued and outstanding at June 30, 2004 — As adjusted: 8,254,586 issued and outstanding	7,404,586	8,254,586
Additional paid-in capital	27,071,090	41,996,257
Retained earnings	2,050,342	2,050,342
Accumulated other comprehensive income (loss), net	(1,400,921)	(1,400,921)

Total stockholders’ equity	$35,125,097	$50,900,264

Capital Ratios:
Leverage(1)	8.4%	11.3%
Risk-based capital(2):
Tier 1	10.2%	13.2%
Total	11.2%	14.2%

(1)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets for the quarter ended June 30, 2004. As adjusted calculation assumes that proceeds from offering would have been received as the last transaction for the quarter ended June 30, 2004.

(2)	The as adjusted calculations for the risk-based capital ratios assume that the proceeds from the offering are invested in assets which carry a 100% risk-weighting as of June 30, 2004.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information concerning our directors and executive officers as of August 5, 2004:

Name	Age	Position

M. Terry Turner(1)	49	President and Chief Executive Officer and Director
Robert A. McCabe, Jr.(1)	53	Chairman of the Board
Hugh M. Queener	48	EVP and Chief Administrative Officer
James E. White	51	EVP and Senior Lending Officer
Charles B. McMahan	57	EVP and Senior Credit Officer
Joanne B. Jackson	47	EVP and Client Services Group Manager
Harold R. Carpenter	45	EVP and Chief Financial Officer
Sue G. Atkinson(3)	63	Director
Gregory L. Burns(1)(4)	49	Director
Colleen Conway-Welch(3)	60	Director
Clay T. Jackson(2)(3)	50	Director
John E. Maupin, Jr.(3)(4)	57	Director
Robert E. McNeilly, Jr.(1)(2)(3)	72	Director
Dale W. Polley(1)(2)	55	Director
Linda E. Rebrovick(2)	48	Director
James L. Shaub, II(2)(4)	46	Director
Reese L. Smith, III(4)	56	Director

(1)	Member of the Executive Committee of the Board of Directors.

(2)	Member of the Audit Committee of the Board of Directors.

(3)	Member of the Community Affairs Committee of the Board of Directors.

(4)	Member of the Human Resources, Nominating and Compensation Committee of the Board of Directors

      M. Terry Turner is our president and chief executive officer. Mr. Turner joined Park National Bank, Knoxville, Tennessee in 1979 where he held various management positions, including senior vice president of the bank’s commercial division. In 1985, Mr. Turner joined First American National Bank, Nashville, Tennessee, as a result of its acquisition of Park National Bank. Mr. Turner served from January 1994 until November 1998 as president of the retail bank of First American National Bank. From November 1998 until October 1999, he served as president of the Investment Services Group of First American Corporation. Mr. Turner’s banking career at First American in Nashville covered 14 years, and entailed executive level responsibilities for almost all aspects of its banking and investment operations.

      Robert A. McCabe, Jr. began his banking career with the former Park National Bank of Knoxville, Tennessee, as an officer trainee in 1976. From 1976 to 1984, Mr. McCabe held various positions with Park National Bank in Knoxville, including senior vice president, until the acquisition of Park National by First American National Bank in 1985. Mr. McCabe joined First American as an executive vice president of the retail bank of First American National Bank of Nashville, a position he held until 1987 when First American promoted him to president and chief operating officer of the First American National Bank of Knoxville. In 1989, Mr. McCabe was given added responsibility by being named president and chief operating officer for First American’s east Tennessee region. Mr. McCabe continued in that position until 1991, when First American selected him as president of First American’s Corporate Banking division, and shortly thereafter, as president of its General Banking division. In 1994, First American appointed Mr. McCabe as a vice chairman of First American Corporation. In March 1999, Mr. McCabe was appointed by First American to manage all banking and non-banking operations, a position he held until First American’s merger with AmSouth in October 1999. Mr. McCabe serves as a director of National Health Investors of Murfreesboro, Tennessee.

      Hugh M. Queener was employed by AmSouth from 1999 to 2000, serving as an executive vice president in the consumer banking group in Nashville. Prior to the merger with AmSouth, Mr. Queener was employed by First American National Bank from 1987 to 1999, serving most recently as executive vice president in charge of retail lending from 1987 to 1999.

      James E. White was employed by AmSouth from 1999 to 2000, serving as executive vice president — group sales manager for the private banking group in Nashville. Prior to the merger with AmSouth, Mr. White was employed by First American National Bank from 1991 to 1999, serving in a variety of roles in the commercial and private banking areas, including private banking group manager in 1998 and 1999 and president of the middle region of Tennessee in 1997 and 1998.

      Charles B. McMahan was employed by AmSouth Bancorporation from 1999 to 2002 as Senior Vice President — State Senior Credit Officer for Tennessee and Louisiana based in Nashville, Tennessee. Prior to the merger with AmSouth, Mr. McMahan was employed in a variety of roles from 1974 to 1999 at First American National Bank in the commercial and consumer lending areas and, ultimately, was promoted to Executive Vice President — Credit Administration. Mr. McMahan is also a certified public accountant.

      Joanne B. Jackson was employed by AmSouth from 1999 to 2000 as the business banking team leader in Nashville, Tennessee. Prior to the merger with AmSouth, Ms. Jackson was employed as a senior vice president at First American National Bank from 1994 to 1999, serving in a variety of roles focusing on the small business market.

      Harold R. Carpenter was employed by AmSouth from 1999 to 2000 as a senior vice president in the finance group in Nashville, Tennessee. Prior to the merger with AmSouth, Mr. Carpenter was employed by First American National Bank as senior vice president from 1994 to 1999, serving most recently as the financial manager for the Tennessee, Mississippi and Louisiana areas. Mr. Carpenter was employed by the national accounting firm, KPMG, from 1982 to 1994.

      Sue G. Atkinson has been chairman of Atkinson Public Relations of Nashville, Tennessee since 1986.

      Gregory L. Burns serves as chairman of the board and chief executive officer for O’Charley’s Inc. Mr. Burns joined O’Charley’s in 1983 as controller, and later held the positions of executive vice president, chief financial officer and president.

      Colleen Conway-Welch is the dean and chief executive officer of the Vanderbilt University School of Nursing in Nashville, Tennessee, a position she has held since 1984. Ms. Conway-Welch’s professional activities include or have included serving as a member of the board of directors for Ardent Health Systems, Caremark and RehabCare Group.

      Clay T. Jackson is Senior Vice President, Regional Agency Manager, Tennessee for BB&T — Cooper, Love & Jackson. Mr. Jackson was the president and a principal of Cooper, Love & Jackson, Inc. prior to the September 2003 merger with BB&T and had served in this capacity since 1989.

      John E. Maupin, Jr. is president and chief executive officer of Meharry Medical College, a position he has held since 1994. Dr. Maupin came to Meharry from the Morehouse School of Medicine in Atlanta, Georgia, where he served as executive vice president from 1989 to 1994. He currently serves on the Board of Directors of LifePoint Hospitals, Inc. and VALIC Companies I and II of American International Group Inc.

      Robert E. McNeilly, Jr is a retired banker, and is currently a board member of the Ragland Corporation, a privately-owned, real estate holding company. From 1993 to 1996, Mr. McNeilly served as president of First American Trust Company, Nashville, Tennessee, and from 1986 to 1993, as the chairman of First American National Bank.

      Dale W. Polley retired as a vice chairman and member of the board of directors of First American Corporation and First American National Bank in 2000. In the nine years preceding these positions, Mr. Polley served in various executive management positions at First American, which included serving as its president from 1997 to 1999. Before joining First American in 1991, Mr. Polley was group executive vice president and treasurer for C&S/ Sovran Corporation, and held various positions within Sovran before its merger with C&S. Mr. Polley joined Sovran from Commerce Union Bank of Nashville where he was its executive vice president and chief financial officer. Mr. Polley serves on the board of directors of O’Charley’s Inc.

      Linda E. Rebrovick currently serves as executive vice president and chief marketing officer of BearingPoint. Ms. Rebrovick was previously executive vice president of HealthCare Consulting, KPMG Consulting and national managing partner, KPMG LLP’s HealthCare Consulting Practice. She has 22 years of experience in consulting, including work for IBM as the business unit executive for its Tennessee Consulting & Systems Integration Services.

      James L. Shaub, II is president and chief executive officer of Southeast Waffles, LLC, a multi-state Waffle House franchise based in Nashville.

      Reese L. Smith, III is president of Haury & Smith Contractors, Inc., a real estate development and home building firm. From 1996 to 1999, Mr. Smith served as a board member of First Union National Bank of Nashville, and was a founder and director of Brentwood National Bank from its inception in 1991 to 1996.

UNDERWRITING

      Subject to the terms and conditions in the underwriting agreement dated August 19, 2004, the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Underwriter	Number of Shares

Raymond James & Associates, Inc.	790,000
Avondale Partners LLC	20,000
Howe Barnes Investments, Inc.	20,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	20,000

Total	850,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

      The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $0.72 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

      We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 127,500 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional 127,500 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

      At our request, the underwriters have reserved up to 40,000 shares of our common stock offered by this prospectus for sale to our directors and officers at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from an underwriter or selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to the lock-up agreements described on the following page. We are not making loans to these officers or directors to purchase such shares.

      The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $204,833.

		Total Without	Total With
	Per Share	Over-Allotment	Over-Allotment

Price to public	$20.00	$17,000,000	$19,550,000
Underwriting discounts	$1.20	$1,020,000	$1,173,000
Proceeds to us, before expenses	$18.80	$15,980,000	$18,377,000

      We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      Subject to specified exceptions, each of our directors and our executive officers has agreed, for a period of 90 days after the date of this prospectus, without the prior written consent of Raymond James & Associates, Inc., not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

      In addition, we have agreed that, for 90 days after the date of this prospectus, we will not, directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, except for our sale of common stock in this offering and the issuance of options or shares of common stock under our existing employee benefit plans, pursuant to previously issued warrants or in connection with acquisitions approved by the Company’s board of directors.

      Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

      Our common stock is listed on the Nasdaq National Market under the symbol “PNFP.”

      Certain representatives of the underwriters or their affiliates may in the future perform investment banking and other financial services, including without limitation outsourced retail investment services, for us, our affiliates and our customers for which they may receive advisory or transaction-based fees and commissions, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for such services. For example, we offer retail brokerage and investment services to our customers through a contract with Raymond James Financial Services, Inc., and Raymond James & Associates, Inc. is currently a market maker in our common stock on the Nasdaq National Market.

WHERE CAN YOU FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available on our website at http://www.mypinnacle.com and at the office of the Nasdaq National Market.

      This prospectus, which is part of the registration statement, omits some of the information included in the registration statement as permitted by the rules and regulations of the SEC. As a result, statements made in this prospectus as to the contents of any contract or other document are not necessarily complete. You should read the full text of any contract or document filed as an exhibit to the registration statement for a more complete understanding of the contract or document or matter involved.

DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our company and its finances:

(1) The Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003;

(2) The Registrant’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004 and June 30, 2004;

(3) The Registrant’s Current Reports on Form 8-K filed January 21, 2004, February 2, 2004, April 20, 2004 and July 21, 2004; and

(4) The description of the Registrant’s Common Stock, par value $1.00 per share contained in the Registrant’s Registration Statement on Form 8-A filed with the Commission and dated August 3, 2000, including all amendments and reports filed for purposes of updating such description; and

      We are also incorporating by reference into this prospectus any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein)

modifies or replaces such statement. Any statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part hereof.

      Notwithstanding the foregoing, information furnished under Items 9 and 12 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus or the accompanying registration statement.

      We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Harold R. Carpenter, Pinnacle Financial Partners, Inc., The Commerce Center, 211 Commerce Street, Suite 300, Nashville, Tennessee 37201, (615) 744-3700. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus. See also “Where You Can Find More Information.”

LEGAL MATTERS

      Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for Raymond James by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

EXPERTS

      The consolidated financial statements of Pinnacle Financial Partners, Inc. as of December 31, 2003 and December 31, 2002, and for each of the fiscal years in the three-year period ended December 31, 2003 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

850,000 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

August 19, 2004